NEWS RELEASE

Silver Production Projected to Triple to 1.3 Million Oz in Fiscal Year 2005
From Santa Cruz Mine And Guanacevi Plant, Durango, Mexico

May 16, 2005 - Vancouver, Canada – Endeavour Silver Corp. (EDR: TSX-V) announces that it projects silver production for the combined operations at its Santa Cruz mine and Guanacevi plant in Durango, Mexico, to triple in the twelve month period starting March 1, 2005 to 1.3 million oz.

In preparing this projection for the fiscal year 2005, the Company has assumed the silver price will average US$6.50 per oz, production at the North Porvenir zone (NP) will increase to 340 tpd by February 2006, NP ore grades will average 450 gpt Ag, the NP mineral resources identified in the WGM report dated May 10, 2005 can be developed and mined, and mill recoveries from NP ore will average 85% for silver. There is significant risk that the actual results may differ from this projection if the aforementioned assumptions are not accurate or other unforeseen circumstances arise.

In the calendar year 2004, the combined mine and plant operations produced 448,000 oz silver as well as minor by-product gold, lead, zinc and copper. Production for the year was significantly higher than in 2003 as a direct result of the underground development and trial mining of the new North Porvenir zone on the Santa Cruz mine property in Q4, 2004. Because Endeavour’s financial year-end was February 28, 2005, the first two months of production for 2005 are reported here separately totaling 56,000 oz silver.

In the fiscal year 2005, the combined operations are projected to produce 1.3 million oz silver, at an average cash cost of US$ 4.50 per oz, generating US$ 2.6 million in net cash-flow (before capital investments). Gold, lead, zinc and copper revenues are treated as minor by-product credits against operating costs and have been excluded from the net cash-flow projection.

Godfrey Walton, President and COO stated, “With the recent announcement that our silver resources have more than doubled in just eight months, it is clear our aggressive exploration drilling program at North Porvenir is starting to pay dividends. In the same way, the capital investments we are now making in the mine and plant give us the confidence to project strong growth of our silver production in fiscal 2005. We entered this year producing about 28,000 oz silver per month but we should exit the year producing around 164,000 oz silver per month, about half of the ultimate plant capacity.”

Because the new North Porvenir zone has a high average grade of silver (+500 grams per tonne or +15 oz per ton silver, as outlined in the May 10, 2005 news release) and low grades of gold, lead, zinc and copper, over 90% of the gross revenues will come from silver, making Endeavour one of the purest primary silver producers in the market. Silver production will come primarily from the North Porvenir mine (65%) but several other sources will also contribute ore to the plant, including another mine in the district (12%), old plant tailings (12%), and production from the Santa Cruz mine itself (11%).

Production for Q1, 2005 is anticipated to be only 133,000 oz silver (0.5 million oz per year production rate) because of the North Porvenir mine closure in February and March 2005 to allow for accelerated capital investments in mine development and infrastructure, including widening and extending the main haulage-way and access ramp and boring a new ventilation shaft. However, production is projected to rise sharply each quarter as North Porvenir comes back online, reaching 491,000 oz (2.0 million oz per

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com        Trading Symbol TSX-V: EDR

year production rate) in Q4, 2005. Similarly, operating cash costs are anticipated to be high in Q1, 2005 and decline sharply each quarter as mine production rises at North Porvenir.

In order to improve the operating capacities and efficiencies of the mine and plant, Endeavour plans an aggressive investment program totaling US$ 4.82 million in fiscal 2005 on capital projects, including US$ 0.52 million for the plant, US$ 1.34 million on mine facilities and US$ 2.97 million on exploration. That should allow the total ore mined and processed to more than double from 275 tonnes per day in the first quarter to 700 tonnes per day in the fourth quarter.

In January 2005, Endeavour acquired a 51% interest in these operating assets by paying US$ 3 million to the vendors and spending US$ 1 million on exploration. Endeavour holds the option to acquire the remaining 49% interests in the mine and plant by making an additional US$ 4 million in cash payments up to January 2008.

It should be noted that notwithstanding its 51% interest, Endeavour actually controls 100% of the silver production and net cash-flows. As Operator, Endeavour is providing capital loans to fund our Mexican partners’ 49% share of the new capital investments and operating budgets. Endeavour has the right to recover these loans, with 9% interest, from 100% of net cash-flows.

The Company recently changed its financial year-end from February 28 to December 31 so as to align its fiscal year with those of its new Mexican subsidiaries. Therefore, fiscal 2005 will be a transition year of only ten months ending December 31, 2005. The quarterly reports will be for the periods ending May 31, 2005 and August 31, 2005.

Endeavour Silver Corp. (EDR : TSX-V) ) is a silver mining company focused on rapid growth of its silver resources and production in Mexico. The expansion program now underway at the Company’s high grade, producing Santa Cruz silver mine and Guanacevi process plant in Durango, Mexico makes Endeavour one of the fastest growing primary silver mining companies in the world.

On Behalf of the Board of Directors,
ENDEAVOUR SILVER CORP.

/s/ “Bradford J. Cooke”

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke at Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with the TSX Venture Exchange and Canadian securities regulatory agencies.

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com        Trading Symbol TSX-V: EDR